SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of September, 2024

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Corporate Taxpayer ID (CNPJ/ME) 76.483.817/0001-20 - Company Registry (NIRE) 41300036535

B3 (CPLE3, CPLE5, CPLE6)

NYSE (ELP, ELPC)

LATIBEX (XCOP, XCOPO)

DIVIDEND/IoE DISTRIBUTION

COPEL (“Company”) hereby informs its shareholders that its Board of Directors approved, on this date, the payment of interim dividends related to the result recorded in the first half of 2024 in the amount of R$ 485,111,571.96 (four hundred and eighty-five million, one hundred and eleven thousand, five hundred and seventy-one reais, and ninety-six centavos), to be paid on 11/29/2024, of which (i) R$202,111,571.96 (two hundred and two million, one hundred and eleven thousand, five hundred and seventy-one reais, and ninety-six centavos) in dividends and (ii) R$283,000,000.00 (two hundred and eighty-three million reais) in interest on equity (“IoE”).

	DIVIDENDS	IoE
Data do pagamento	11.29.2024	11.29.2024
Gross total amount	R$ 202,111,571.96	R$ 283,000,000.00
Amount per common share - ON	R$ 0.06414087	R$ 0.08981113
Amount per class “A” preferred share - PNA	R$ 0.07055498	R$ 0.09879225
Amount per class “B” preferred share - PNB	R$ 0.07055498	R$ 0.09879225
Record date	09.30.2024	09.30.2024
Ex-dividend date	10.01.2024	10.01.2024
Taxation pursuant to Brazilian Law 9,249/95 (1)	-	15.00%

(1) Legal entities that are EXEMPT from withholding income tax under the Brazilian legislation must prove so by contacting the bookkeeping agent through the contact information shown below.

PAYMENT FORM:

The payments will be made to the checking accounts informed by the shareholders in their registration data.

Therefore, they must keep their bank details up to date with their custodian agents.

SHAREHOLDER SERVICE:

Bookkeeping Agent: Banco Itau

Shares and Custody Department

Avenida Brigadeiro Faria Lima, 3.500, 3º andar, SP CEP: 04538-132

Phone: 0800 720 9285

E-mail: preatendimentoescritural@itau-unibanco.com.br

Depositary bank abroad: The Bank of New York Mellon

101 Barclay Street, 22th Floor

New York – NY – 10286

Phone: (212) 815-7118

E-mail: cassandra.miranda@bnymellon.com

Curitiba, September 11, 2024

Felipe Gutterres

Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team:

ri@copel.com or (41) 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date September 11, 2024

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.